March 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Christine Westbrook

Jason L. Drory

Re:	Auna S.A.A.

Request to Withdraw Registration Statement on Form F-1

Filed September 30, 2020

File No. 333-249161

Dear Ms. Westbrook and Mr. Drory:

Auna S.A.A. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-249161), initially filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2020, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Maurice Blanco at (212) 450-4086.

Very truly yours,

/s/ Pedro Castillo

Pedro Castillo
Chief Financial Officer
Auna S.A.A.